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                                                                       EXHIBIT 5





       SPECIAL COMMITTEE OF THERMO INSTRUMENT SYSTEMS BOARD OF DIRECTORS
            RECOMMENDS ACCEPTANCE OF THERMO ELECTRON EXCHANGE OFFER


May 5, 2000. Thermo Instrument Systems Inc. (ASE:THI) today announced that the independent Special Committee of its Board of Directors is recommending that shareholders accept the offer (the "Offer") made by Thermo Electron on April 24, 2000 to exchange 0.85 shares of Thermo Electron stock for each share of Thermo Instrument Systems stock. The Special Committee has determined that this exchange ratio is fair consideration to be paid to the shareholders other than Thermo Electron and the officers and directors of Thermo Instrument Systems and the Special Committee is recommending that shareholders accept the Offer and tender their shares pursuant to the Offer. The Special Committee strongly urges each shareholder to read the factors considered by the Special Committee in the company's Schedule 14D-9, which has been filed today with the Securities and Exchange Commission and mailed to shareholders.